SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

1Q06 Earnings Results

Cost reductions and improved scenario generate higher margins and EBITDA reaches a record US$ 107 million

Net Revenue of US$ 300 million, 20% up on the first quarter of 2005 (1Q05)
Sales of 380 thousand tons, 9% up year-on-year, a record for a first quarter
EBITDA margin of 36% versus  32%* in the previous quarter (4Q05)
Net Income of US$ 92 million, 51% up year-on-year

São Paulo, April 13, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the first quarter of 2006 (1Q06). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. Also, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (23.0%), whose results were accounted for using the equity method.

The first quarter of 2006 was marked by capacity adjustments and shut-downs for both pulp and paper. These adjustments and the continued expansion of global demand improved the international scenario for these products, even during the northern-hemisphere winter, bringing prospects of new price increases. In February, eucalyptus pulp went up by US$20/ton in all regions, while cut size paper prices increased in the American and European markets. The Brazilian economy was more heated than in the previous year, with inflation under control and interest rates on the way down, despite a further appreciation of the Real. This situation, also favored by this being an election year, is already increasing domestic paper demand over the first quarter of 2005.

As a result, VCP prioritized pulp exports, which moved up 12% year-on-year; local paper sales (up 8% year-on-year), especially those with higher added value (+9%), such as special and coated; and paper exports (+8%). Total pulp and paper sales volume increased by 9% year-on-year, reaching 380,000 tons, a record for a first quarter. Revenues increased by 20% and VCP is already benefiting from the reduction in internal costs and expenses, aimed at offsetting the negative exchange effect. In comparison to the previous quarter (4Q05), the EBITDA margin increased from 32%* to 36% of net revenue. First-quarter cash generation (EBITDA) climbed back to equal the record figure of US$107 million, reached in the second quarter of 2004, 11% up year-on-year and 7% up on the previous quarter*. Net income totaled US$92 million, above the US$61 million recorded in the same period in 2005 and the US$50 million registered in the previous three months.

It is important to note that the 1Q06 EBITDA margin of 36% was higher than the margin of the previous quarters when they are adjusted for the same average exchange rate of this quarter (R$2.19/US$), as shown in the chart above.

(*) EBITDA adjusted to 4Q05, net of non-recurring provisions.

1/15

1st Quarter 2006 Results

Key Financial Indicators (in US$ millions)	1Q06	4Q05	1Q06/ 4Q05		1Q05	1Q06/1Q05

Net Sales Revenue	300	315	(5	) %	251	20%
Domestic Sales	149	167	(11	) %	119	25%
Exports	151	148	2%		132	14%
Operating Profit[1]	73	43	70%		71	3%
Net Income	92	50	84%		61	51%
EPS[2] US$	0.48	0.26	85%		0.32	50%
EBITDA	107	100[3]	7%		96	11%

(1)	Operating income, excluding financial result, equity result and amortization of goodwill.
(2)	Earnings per share (net income / total outstanding shares ex-treasury).
(3)	Adjusted, net of non-recurring provisions.

2/15

1st Quarter 2006 Results

Net operating revenue and sales volume

Total sales volume stood at 380,000 tons, 9% up year-on-year and a record for a first quarter, which is usually the quarter with the lowest volume of the year. This record is explained by an 8% increase in both export and domestic paper volume (the latter thanks to higher sales to publishers and notebook manufacturers) and a 12% rise in pulp exports. Total revenue increased 20% year-on-year, pulled up by a 10% increase in average prices, mainly due to higher dollar prices for domestic sales. In comparison to the 4Q05, we registered a 6% reduction in volume caused by the seasonal decrease in paper demand. Prices were 1% up, due to higher pulp prices, higher domestic paper prices in Reais and the appreciation of Real. These effects were partially offset by the increased share of pulp, which costs less than paper, in the product mix.

Of total 1Q06 revenue, paper accounted for 61% and pulp for 39%, versus 63% and 37%, respectively, in the previous quarter, due to the seasonal drop in paper volumes. In the 1Q05, paper accounted for 59%. In terms of sales volume, paper represented 41% of the total and pulp 59%, versus 43% and 57% in the 4Q05. In comparison with the 1Q05, the proportions were identical.

Exports accounted for 68% of total sales volume, above the figures in the 1Q05 (67%) and 4Q05 (65%).

3/15

1st Quarter 2006 Results

Pulp

Pulp sales volume climbed 9% year-on-year to 225,000 tons, thanks to additional volumes from the debottlenecking of the new pulp line in the Jacarei mill. Revenue increased 15% to US$ 118 million, thanks to the 6% rise in average pulp prices in dollars. In comparison to the 4Q05, revenue climbed by 2%, thanks to the 5% increase in average prices, which was partially offset by the 2% drop in sales volume.

The first quarter of 2006 was marked by capacity adjustments and shut-downs, combined with a continuous expansion in global demand, which improved the international scenario, even during the northern-hemisphere winter, bringing prospects of new price increases. In February, eucalyptus pulp prices went up by US$20/ton in all regions. In April we increased our price in the Asian markets to US$ 590/ton.

VCP’s pulp inventory levels were equivalent to 34 days at the end of the 1Q06, recording no change over the beginning of the quarter.

Domestic market – Sales volume dropped 24% year-on-year, since priority was given to exports. In relation to the 4Q05, volume fell off 21% for the same reason. Pressured by the exchange rate depreciation, domestic CIF prices averaged R$1,078/ton, versus R$1,200/ton in the 1Q05 (R$ 1,065/ton in the 4Q05).

Export Market – Export volume moved up 12% year-on-year and dollar prices by 5%. In comparison to the 4Q05, revenue rose by 4%, explained by the upturn in average dollar prices, partially offset by the 1% drop in sales volume.

4/15

1st Quarter 2006 Results

Paper

Total period sales volume stood at 155,000 tons, 8% up year-on-year led by domestic sales (+8%). However, the share of exports in total paper volumes remained unchanged (32% exports versus 68% local sales) because export volumes also went up by 8%.  Revenues rose by 23% to US$ 183 million, also pushed by the 14% increase in average prices. Domestic prices climbed by 19% due to the appreciation of the local currency and international dollar prices dropped by 3% year-on-year. In comparison to the 4Q05, the 2% upturn in average price was due to the average 1% increase in domestic sales in Reais and the appreciation of the local currency. This change was partially offset by the 1% slide in exports due to variations in the paper mix. However, net revenue fell by 9%, due to the 10% decrease in volume, in turn caused by the seasonal decline in domestic sales (-14%).

Compared to the 1Q05, the revenue share of special paper moved up, thanks to the improved performance of the Brazilian economy, which fueled sales of these higher added value papers. The quarterover- quarter variations can be explained by the seasonal reduction in coated and uncoated sales, In the case of uncoated papers, however, there was a partial shift to the export markets.

Domestic market – Domestic market sales volume grew by 8% year-on-year and fell 14% quarter-over-quarter. Compared to the 4Q05, average prices grew by 4%, due to the larger share of higher added-value products and the appreciation of the local currency, which was also the main reason for the 19% dollar price increase in the year-on-year comparison. However, average prices were 2% less in Reais year-on-year, due to alterations in the mix and one-off discounts in higher added-value paper, which is more sensitive to exchange pressure.

Uncoated paper: Compared to the 1Q05, uncoated paper registered a 7% increase in sales volume, a reflection of higher sales to publishers and notebook manufacturers. Average prices were 22% higher in US dollars.

Coated paper: Sales volume increased5% year-on-year, and average prices were 18% higher. In Reais prices fell by 3% due to the pressure from the 18% decrease in the exchange rate.

Chemical / Special Papers: Sales volume jumped 15% year-on-year, and average prices were 14% higher. In Reais prices dropped 6%, mainly due to the change in the product mix.

International Market – In comparison to the 1Q05, export sales volume moved up by 8%, but shrank by 1% over the previous quarter. International CIF prices averaged US$821/ton, versus US$845/ton in the 1Q05, mostly caused by the altered product mix.

5/15

1st Quarter 2006 Results

Pulp cash-cost

The first-quarter cash-cost of pulp production totaled US$213/ton, 3% down on the previous three months, due to the reduction in fixed and variable costs, greater operational efficiency and increased output, which cut the unit cost of certain inputs (energy and others), in addition to improved timber use. Part of these gains were offset by the negative effect of the further appreciation of the Real. In year-on-year terms, the gains offset part of exchange rate effect, the 7% increase in labor costs (due to the annual pay rise) and higher fuel and energy costs. Overall the increase was 25% year-on-year.

* Cash-cost figures do not include depletion, depreciation and amortization.

Operating result

Even with lower sales volume, first-quarter gross profits totaled US$ 124 million, identical to the previous quarter, due to the higher gross margin which widened from 39% to 44%, thanks to measures to reduce fixed and variable costs, which also ended up trimming the products’ cash-costs. However, these gains were partially offset by the negative effect of the appreciation of the local currency against the dollar in our costs denominated in Reais. In the 1Q05, gross profits stood at US$ 114 million, 9% lower than the 1Q06, however with a margin of 46%. The period decline in gross margin was chiefly due to the same appreciation effect, although this was partially offset by gains in scale and reduced costs. Average 1Q06 costs in dollars per ton sold fell 2% quarter-over-quarter but rose 18% year-on-year. In Reais they fell 5% quarter-over-quarter and 2% year-on-year, because most of our costs are denominated in Reais and moved up due to the depreciation of the dollar.

The company’s cost-reduction drive was also reflected in selling expenses. In Reais, in the 1Q06, they fell 11% quarter-on-quarter and 6% year-on-year. In dollars, they reached US$ 35 million, 8% down on the 4Q05 but 13% more than in the 1Q05. It is worth emphasizing that the year-on-year decline in Reais occurred despite the 11% upturn in period export volume. In share of net revenue terms, these expenses decreased to 11.8%, from 12.2% in the 1Q05 and 4Q05.

6/15

1st Quarter 2006 Results

In comparison to the 4Q05, general and administrative expenses fell by 24% (26% in Reais), or US$ 4 million in absolute terms, to US$ 13 million. When compared to 1Q05, they edged up by only US$ 2 million, despite the negative effect of the appreciation of local currency and the 7% annual pay rise as of October. Other operating expenses totaled US$ 3 million, US$ 23 million less than in the previous quarter, due to non-recurring provisions for contingencies (US$ 2 million) and medical assistance for retirees (US$ 21 million) which were booked in the 4Q05. In the 1Q05, these expenses amounted to US$ 2 million.

Operating income before financial expenses and equity results came to US$ 73 million, 74% higher than the US$ 42 million recorded the quarter before. Even if we exclude the non-recurring provisions for contingencies, operating income moved up by 12%, and was also 3% above the US$ 71 million reported in the 1Q05, due to the strong drive to reduce costs.

As a result, 1Q06 operational cash generation (EBITDA) totaled US$ 107 million, 7% higher than in the 4Q05 (adjusted for the provisions), and 11% up year-on-year and equivalent to 36% of net revenue, which was higher than the 32% (adjusted) ratio in the 4Q05 and closer to the 38% recorded in the 1Q05. It is important to highlight that the 1Q06 EBITDA margin of 36% was higher than the margin of the previous quarters when the latter are adjusted for the same average exchange rate of this quarter (R$2.19/US$), as shown in the chart above.

Financial result

VCP’s net debt of US$ 899 million was higher than the US$ 866 million at December 31, 2005. Period operational cash flow was fully offset by the capital expenditures, mainly on forestry assets and the de-bottlenecking of the new pulp line in the Jacarei mill, and the negative impact of the net exchange variation on operational assets and liabilities. Despite this capex, the acquisition of Ripasa and the dividend policy, VCP kept its net debt at around two times annual EBITDA (investment grade), and 47% of its shareholders equity, even in an adverse exchange rate scenario.

The financial operations planning is based on a policy of the minimum effective cost (interest and foreign losses) of net debt, as shown in the following table.

PERIOD (in US$ Million)	1Q05	2Q05	3Q05	4Q05	F.Y. 2005	1Q06

Financial Income (expense)	(10)	21	(2)	(54)	(45)	9
Exclusion of taxes (*)	11	12	9	15	46	10
(=) Financial Income (expense), net of taxes	0	34	7	(39)	1	19
Net Debt	(713)	(795)	(815)	(866)	(866)	(899)
Average Cost of Net Debt (% p.a.)	-0.1%	-16.8%	-3.3%	18.1%	-0.1%	-8.5%

(*) CPMF, PIS/COFINS and monetary variation on taxes contingencies

7/15

1st Quarter 2006 Results

Therefore, VCP’s average net debt of VCP in 2005 of US$ 866 million, which leveraged the company’s operations and reduced its WACC, had a zero cost. In the 1Q06, this cost was negative: in other words, a gain of 8.5 % p.a.

Gross debt at the end of the quarter stood at US$ 1,588 million, US$ 92 million more than the US$ 1,496 million at December 31, 2005, mainly due to the contracting of additional export pre-payment. These variations were partially offset by the repayment of existing loans.The maturity of VCP debt was 5.9 years, demonstrating, once again, a sound financial position.

The financial expenses of US$ 40 million in the 1Q06 were US$ 3 million lower than in the 4Q05, thanks to lower interest rates, partially offset by the Company’s greater average gross debt. Financial income increased by US$ 2 million over the previous quarter, mainly derived from the higher cash position and other favorable treasury operations.

As protection against foreign currency exposure risks (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy. Unlike in the previous quarter, the US dollar depreciated throughout the 1Q06. As a result the 1Q06 net foreign exchange result, including fair value, was a gain of US$ 15 million against a loss of US$ 42 million in the 4Q05. The fair value accounting adjustment was made in accordance with SFAS 133 and does not impact cash flows.

DEBT (US$ million)	COST % p.y.	Dec 31, 2005	Mar 31, 2006%

SHORT TERM		211	307	19%
Real denominated(5)	TJLP + 3%	34	37	2%
Dollar denominated	LIBOR+0.16%	177	270	17%
LONG TERM		1,285	1,281	81%
Real denominated(5)	TJLP + 3%	124	125	8%
Dollar denominated	LIBOR+1.78%	1,161	1,156	73%
TOTAL GROSS DEBT		1,496	1,588	100%
(-) CASH POSITION (4)		(630)	(689)
NET DEBT		866	899

(4) including unrealized losses from cross-currency interest rate swaps classified as long term liabilities.

(5) includes a BNDES loan denominated in a basket of currencies plus 3% to 4.5%.

Debt Amortization	2006	2007	2008	2009	2010	After 2010

(US$ million)	307	32	100	199	502	448

Equity from Affiliates

Although it had no impact on the company’s cash position, the company recorded first-quarter consolidated equity income of US$ 13 million (versus US$ 22 million in the 4Q05 and US$ 9 million in the 1Q05), comprising US$ 8 million from Aracruz and US$ 5 million from Ripasa Celulose e Papel.

Income tax

The effective income tax rate in the first quarter, excluding equity results, was 4%, versus -319% (reversal of taxes) in the 4Q05 and +14% in the 1Q05. In the 4Q05, we paid out annual dividends in the form of interest on capital, which benefited the tax calculation. In the 1Q06, we considered a future interest on capital proportional for the period, also considerably reducing the effective tax.

8/15

1st Quarter 2006 Results

Net Income

VCP’s first-quarter net income stood at US$92 million, 42% above the US$65 million recorded in the 4Q05 (already adjusted for non-cash provisions). In year-on-year terms, it increased by 48%, even considering the much more favorable exchange scenario in the latter quarter, proof of the company’s capacity to generate results even with an appreciated Real, thanks to its internal cost-reduction program.

Capex

The company invested US$62 million in the first quarter of 2006, US$29 million of which in forestry (acquisition of land and forest planting and maintenance) and US$21 million in upgrading and expansion, especially the debottlenecking of the new pulp line in the Jacareí plant.

CAPEX (US$ million)	COMPLETED BY 03/31/06	PLANED FOR 2006

Expansion Projects	11	46
Modernization	10	27
Forests	29	118
Maintenance, IT and other	12	34
TOTAL	62	225

Outlook

VCP will continue to invest, always focused on its strategic drivers: (i) Reducing timber costs through the application of high technology, boosting competitiveness within a framework founded on the social inclusion of local communities and respect for the environment, thereby ensuring sustainability; (ii) Securing a major share of the global pulp market through organic growth and streamlined logistics, generating gains in scale and reducing costs; (iii) Becoming a global player in the uncoated paper market, leveraging cost competitiveness through the integrated production of cut size paper; (iv) Leading the regional value-added paper markets; (v) Focusing on regional paper distribution and the formation of international partnerships.

This strategy has allowed VCP to develop a sustainable growth plan which relies on a two-pronged approach: (i) organic growth, which includes: debottlenecking of the new market pulp lines in Jacareí, adding 150,000 tons of capacity in 2006 and 2007; expanding pulp output in the Americana facility (P630 project – Ripasa); and strong investments in forest plantations in the state of Rio Grande do Sul (this project also includes the construction of an industrial facility at the beginning of the next decade, for which socio-environmental licensing procedures have already begun); (ii) growth through acquisitions, alliances or strategic partnerships, which began in 2001 with the acquisition of partial control of Aracruz Celulose S.A., and continued in 2004 with the acquisition of a 50% controlling stake in Ripasa Celulose e Papel S.A.

These developments are in line with our strategic long-term plan which envisages annual production of 4 million t of market pulp, 2 million t of paper by 2020, with annual revenue of US$4 billion.

At the same time, we are constantly attempting to reduce costs, boost productivity, improve risk management, encourage innovation, strengthen client relations and invest in our employees and R&D. All these initiatives are aimed at ensuring sustainable business growth and helping the company add value to its shareholders while maintaining minimum returns of 3% to 4% a year above the weighted average cost of capital (WACC).  We shall continue these efforts in 2006, consolidating growth and increasing synergies from the acquisition of Ripasa.

9/15

1st Quarter 2006 Results

Capital Market

In the 1Q06, the company’s preferred shares (VCPA4) moved up 21% on the São Paulo stock market, versus 13% for the Bovespa Index (Ibovespa). There were 24,000 trades in the quarter, involving approximately 18 million shares, the same level as in the previous quarter.

Daily traded volume averaged R$9 million on the BOVESPA and US$7 million on the NYSE, jointly equivalent to 1.24% of the Ibovespa volume. VCP had a 1.09% share of the Bovespa Index and 1.39% share of the Corporate Sustainability Index (ISE).

Period earnings per share totaled US$0.48 versus US$0.32 in the 1Q05. In Brazilian GAAP, EPS totaled R$0.83 versus R$0.76 for the 1Q05.

VCP’s level III ADRs were up 32% on the NYSE in the 1Q06, versus a 4% upturn in the Dow Jones. The Bloomberg Paper & Forest Index Europe increased by 19% and the Bloomberg Paper & Forest Index US by 5%. Period traded volume averaged US$7 million per day.

10/15

1st Quarter 2006 Results

CONFERENCE CALLS

Conference Call in English:
Date: 04/17/2006 (Monday)
Time: 09:00 a.m. (US Eastern Time), 10:00 a.m. (Local Time)
Dial-in Number:  +1 973 935-2100
Code: 7233257
Replay (available for 7 days): +1 973 341-3080
Code: 7233257

Conference Call in Portuguese:
Date: 04/17/2006 (Monday)
Time: 11:00 a.m. (Local Time), 10:00 a.m. (US Eastern Time)
Dial-in Number: +55 11 2101-1490
Code: VCP
Replay (available for 7 days): + 55 11 2101-1490
Code: VCP

Please call approximately 10 minutes before the start of the conference call.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

11/15

1st Quarter 2006 Results

Appendix I

Net Revenues
1st QTR 2006  X 4th QTR  2005

	USGAAP

	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

PRODUCTS	1Q06	4Q05	1Q06	4Q05	1Q06	4Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	52,146	62,930	54,867	64,730	1,052	1,029	(17.1)	(15.2)	2.3
Coated	27,822	33,571	34,419	40,448	1,237	1,205	(17.1)	(14.9)	2.7
Chemical/Special	25,686	25,697	52,640	53,136	2,049	2,068	(0.0)	(0.9)	(0.9)
Total	105,654	122,198	141,926	158,314	1,343	1,296	(13.5)	(10.4)	3.7
Export Market
Uncoated	44,304	44,682	36,070	36,786	814	823	(0.8)	(1.9)	(1.1)
Coated	4,983	5,413	4,292	4,502	861	832	(7.9)	(4.7)	3.6
Chemical/Special	212	114	265	143	1,250	1,254	86.0	85.3	(0.3)
Total	49,499	50,209	40,627	41,431	821	825	(1.4)	(1.9)	(0.5)
Total Paper	155,153	172,407	182,553	199,745	1,177	1,159	(10.0)	(8.6)	1.6
Pulp
Domestic Sales	14,421	18,354	7,089	8,445	492	460	(21.4)	(16.1)	6.8
Export Market	210,340	211,776	110,710	106,704	526	504	(0.7)	3.8	4.5
Total	224,761	230,130	117,799	115,149	524	500	(2.3)	2.3	4.7
Total Domestic Sales	120,075	140,552	149,015	166,759	1,241	1,186	(14.6)	(10.6)	4.6
Total Export Market	259,839	261,985	151,337	148,135	582	565	(0.8)	2.2	3.0

TOTAL	379,914	402,537	300,352	314,894	791	782	(5.6)	(4.6)	1.1

Net Revenues
1st QTR 2006  X 1st QTR  2005

	U S G A A P

	Tons		Net Revenue - US$ 000		Price - US$/ ton		YoY %

PRODUCTS	1Q06	1Q05	1Q06	1Q05	1Q06	1Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	52,146	48,712	54,867	41,973	1,052	862	7.0	30.7	22.1
Coated	27,822	26,589	34,419	27,851	1,237	1,047	4.6	23.6	18.1
Chemical/Special	25,686	22,440	52,640	40,235	2,049	1,793	14.5	30.8	14.3
Total	105,654	97,741	141,926	110,059	1,343	1,126	8.1	29.0	19.3
Export Market
Uncoated	44,304	41,148	36,070	34,964	814	850	7.7	3.2	(4.2)
Coated	4,983	4,589	4,292	3,683	861	803	8.6	16.5	7.3
Chemical/Special	212	49	265	58	1,250	1,184	332.7	356.9	5.6
Total	49,499	45,786	40,627	38,705	821	845	8.1	5.0	(2.9)
Total Paper	155,153	143,527	182,553	148,764	1,177	1,036	8.1	22.7	13.5
Pulp
Domestic Sales	14,421	19,097	7,089	8,599	492	450	(24.5)	(17.6)	9.2
Export Market	210,340	187,325	110,710	93,534	526	499	12.3	18.4	5.4
Total	224,761	206,422	117,799	102,133	524	495	8.9	15.3	5.9
Total Domestic Sales	120,075	116,838	149,015	118,658	1,241	1,016	2.8	25.6	22.2
Total Export Market	259,839	233,111	151,337	132,239	582	567	11.5	14.4	2.7

TOTAL	379,914	349,949	300,352	250,897	791	717	8.6	19.7	10.3

12/15

1st Quarter 2006 Results

Appendix II

Income Statement - Quarterly

USGAAP					US$ million

	1Q06		4Q05		1Q05		Change %

	US$	%	US$	%	US$	%	1Q06 / 4Q05	1Q06 / 1Q05

Net operating revenue	300	100%	315	100%	251	100%	-5%	20%
Domestic sales	149	50%	167	53%	119	47%	-11%	25%
Export sales	151	50%	148	47%	132	53%	2%	14%
Operating cost and expenses	(227)	-76%	(272)	-86%	(180)	-72%	-17%	26%
Cost of sales	(176)	-59%	(191)	-61%	(137)	-55%	-8%	28%
Selling and marketing	(35)	-12%	(38)	-12%	(31)	-12%	-9%	13%
General and administrative	(13)	-4%	(17)	-5%	(11)	-4%	-24%	18%
Other operating expenses, net	(3)	-1%	(26)	-8%	(2)	-1%	-88%	50%
Operating income	73	24%	42	13%	71	28%	74%	3%
Non-operating income (expense)	9	3%	(54)	-17%	(11)	-4%	-117%	-182%
Financial income	33	11%	31	10%	10	4%	6%	230%
Financial expense	40	13%	(43)	-14%	(19)	-8%	-193%	-311%
Foreign exchange gain (loss), net	15	5%	(42)	-13%	(2)	-1%	-136%	-850%
Income before taxes on income and equity in affiliates	82	27%	(11)	-3%	60	24%	-845%	37%
Income tax expense	(3)	-1%	39	12%	(8)	-3%	-108%	-63%
Income before equity affiliates	79	26%	28	9%	52	21%	182%	52%
Equity in earnings of affiliates	13	5%	22	7%	9	4%	-41%	44%
Net income (loss)	92	31%	50	16%	61	24%	84%	51%
Depreciation	34	11%	33	10%	25	10%	3%	36%
EBITDA	107	36%	75	24%	96	38%	43%	11%
Adjusted EBITDA*	107	36%	100	32%	96	38%	7%	11%

* Adjusted for contingencies accrual, post-retirement benefits and fixed assets write-off in 4Q05

13/15

1st Quarter 2006 Results

Appendix III

Consolidated Balance Sheet

USGAAP			US$ million

ASSETS	31-Mar-06	31-Dec-05	31-Mar-05

Current Assets	1,268	1,164	614

Cash and Cash Equivalents	455	261	163
Held-to-maturity securities	—	—	63
Available for sale securities	347	446	—
Unrealized gains from foreign currency and interest rate swaps	—	—	16
Trade Accounts Receivables, net	196	212	164
Inventories	171	157	142
Recoverable taxes	73	57	47
Deferred Income Tax	1	7	—
Other	25	24	19

Investment in affiliates, including goodwill	629	596	537

Property, Plant and Equipment, Net	1,921	1,758	1,447

Other Assets	239	213	355

Held-to-maturity securities	—	—	214
Unrealized gains from foreign currency and interest rate swaps		—	26
Recoverable taxes	29	31	—
Deferred Income Tax	110	89	48
Judicial deposits	94	87	—
Other	6	6	67

TOTAL ASSETS	4,057	3,731	2,953

LIABILITIES and STOCKHOLDERS’ EQUITY	31-Mar-06	31-Dec-05	31-Mar-05

Current Liabilities	533	445	415

Trade payables	52	64	47
Short-term debt	233	132	75
Current portion of long-term debt	74	79	251
Unrealized loss from currency interest rate swaps	10	6	—
Payroll, profit sharing and related charges	17	20	12
Income taxes	4	—	9
Taxes payable	14	21	—
Interest attributable to capital payable (int on equity)	111	103	—
Other	18	20	21

Long-term Liabilities	1,599	1,549	983

Long-term debt	1,281	1,285	868
Unrealized loss from currency interest rate swaps	102	71	—
Accrued liabilities for legal proceedings	193	172	115
Post-retirement benefits	23	21	—

Shareholders’ Equity	1,925	1,737	1,555

Preferred shares, no par value, 280,000,000 shares authorized, 85,911,046 shares issued and outstanding	785	785	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid in capital	29	29	29
Treasury shares, at cost, 2006 and 2005 - 1,081,500 shares;	(13)	(13)	—
Appropriated retained earnings	72	72	60
Unappropriated retained earnings	579	487	500
Cumulative translation adjustments	(579)	(687)	(872)
Net unrealized gain (loss) on available-for-sale securities	(1)	11	—

TOTAL LIABILITIES and STOCKHOLDERS’ EQUITY	4,057	3,731	2,953

14/15

1st Quarter 2006 Results

Attachment IV

Statement of Cash Flows

USGAAP			US$million

CASH FLOWS FROM OPERATING ACTIVITIES	1Q06	4Q05	1Q05

Net income (loss)	92	50	61
Adjustments to reconcile net income to cash provided by operating activities :
Foreign exchange (gain) loss and unrealized (gain) loss on swaps, net	(15)	42	2
Equity in earnings of affiliates	(13)	(22)	(9)
Deferred income tax	(8)	(36)	(6)
Depreciation and depletion	34	30	25
Loss on disposal of property, plant and equipment	2	2	—
Changes in operating assets and liabilities :
Trade accounts receivable	24	(13)	17
Inventories	(1)	9	(13)
Others assets	(16)	(27)	(9)
Increase (decrease) in liabilities	(53)	7	3
Net cash provided by operating activities	46	42	71

CASH FLOWS FROM INVESTING ACTIVITIES

Held-to-maturity securities purchased, net of proceeds on sale	—	—	6
Available for sale securities purchased, net of proceeds on sale and matured securities	152	(44)	—
Acquisition of an interest in affiliate	—	—	1
Interest on equity and Dividends received	7	—	(275)
Acquisition of property, plant and equipment	(62)	(92)	(36)
Net cash used in investing activities	97	(136)	(304)

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt	125	123	(11)
Long-term debt Borrowings	—	7	302
Repayments	(68)	(38)	(51)
Sale (acquisition) of treasury shares	—	0	2
Dividends paid		(6)
Net cash used in financing activities	57	86	242

Effect of exchange rate changes on cash and cash equivalents	(6)	(5)	3
Net increase in cash and cash equivalents	194	(13)	12
Cash and cash equivalent at beginning of period	261	274	151
Cash and cash equivalent at end of period	455	261	163

15/15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 04/13/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer